Filed with the Securities
                                                    and Exchange Commission
                                                          on August 3, 2000

                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




In the Matter of
                                                        INTERIM CERTIFICATE


Conectiv and Subsidiaries
                                                                  OF


File No. 70-9499
                                                             NOTIFICATION


(Public Utility Holding Company
Act of 1935)
                                                          PURSUANT TO RULE 24





    	This Certificate of Notification pursuant to Rule 24 (18 C.F.R. s 250.24) is filed by Conectiv, a Delaware Corporation, in connection with transactions proposed in Post-Effective Amendments Nos. 1 to 5 to the Declaration on Form
U-1 in the above File as previously amended by amendments No. 1 and 2 and authorized by orders (the "Orders") of the Securities and Exchange Commission dated September 27, 1999, January 28, 2000 and April 27, 2000.

    	The following transaction for which authorization was requested in the Application/Declaration has been completed:


     On June 27, 2000, the Board of Directors of Conectiv declared a
Common Stock dividend of $18,227,709.06 and a Common Stock
Class A dividend of $4,593,852.00 for total dividend payments of $22,821,561.06. In 1999, Conectiv recorded an extraordinary loss of $311,718,000, which resulted in an accumulated deficit of $36,472,000 as of December 31, 1999. The accumulated deficit including the common dividends declared amounted to $31,591,000.00 as of June 30, 2000. On July 31, 2000, dividends of $22,821,561.06 were paid pursuant to the Orders.

     The foregoing transactions as described above and in the Application/ Declaration have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/ Declaration and the Order issued by the Commission with respect thereto.

                               SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.






                                             Conectiv

August 3, 2000                              /s/ Philip S. Reese
                                                Philip S. Reese
                                            Vice President and Treasurer